JOHN H. LIVELY, Managing Partner

john.lively@practus.com

11300 Tomahawk Creek Pkwy., Suite 310

Leawood, KS 66211

(913) 660-0778

September 13, 2024

Mr. Raymond Be

Attorney-Adviser

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ETF Opportunities Trust (File Nos. 333-234544 and 811-23439)

T-REX 2X LONG AMC DAILY TARGET ETF	T-REX 2X INVERSE AMC DAILY TARGET ETF
T-REX 2X LONG GME DAILY TARGET ETF	T-REX 2X INVERSE GME DAILY TARGET ETF
T-REX 2X LONG HOOD DAILY TARGET ETF	T-REX 2X INVERSE HOOD DAILY TARGET ETF
T-REX 2X LONG SMCI DAILY TARGET ETF	T-REX 2X INVERSE SMCI DAILY TARGET ETF
T-REX 2X LONG DJT DAILY TARGET ETF	T-REX 2X INVERSE DJT DAILY TARGET ETF
T-REX 2X LONG MARA DAILY TARGET ETF	T-REX 2X INVERSE MARA DAILY TARGET ETF
T-REX 2X LONG RBLX DAILY TARGET ETF	T-REX 2X INVERSE RBLX DAILY TARGET ETF
T-REX 2X LONG PLTR DAILY TARGET ETF	T-REX 2X INVERSE PLTR DAILY TARGET ETF
T-REX 2X LONG VKTX DAILY TARGET ETF	T-REX 2X INVERSE VKTX DAILY TARGET ETF
T-REX 2X LONG ARM DAILY TARGET ETF	T-REX 2X INVERSE ARM DAILY TARGET ETF
T-REX 2X LONG SHOP DAILY TARGET ETF	T-REX 2X INVERSE SHOP DAILY TARGET ETF
T-REX 2X LONG AMD DAILY TARGET ETF	T-REX 2X INVERSE AMD DAILY TARGET ETF
T-REX 2X LONG NFLX DAILY TARGET ETF	T-REX 2X INVERSE NFLX DAILY TARGET ETF
T-REX 2X LONG BA DAILY TARGET ETF	T-REX 2X INVERSE BA DAILY TARGET ETF
T-REX 2X LONG SNOW DAILY TARGET ETF	T-REX 2X INVERSE SNOW DAILY TARGET ETF
T-REX 2X LONG AVGO DAILY TARGET ETF	T-REX 2X INVERSE AVGO DAILY TARGET ETF
T-REX 2X LONG PANW DAILY TARGET ETF	T-REX 2X INVERSE PANW DAILY TARGET ETF
T-REX 2X LONG TSM DAILY TARGET ETF	T-REX 2X INVERSE TSM DAILY TARGET ETF
T-REX 2X LONG SQ DAILY TARGET ETF	T-REX 2X INVERSE SQ DAILY TARGET ETF
T-REX 2X LONG TLRY DAILY TARGET ETF	T-REX 2X INVERSE TLRY DAILY TARGET ETF
T-REX 2X LONG AI DAILY TARGET ETF	T-REX 2X INVERSE AI DAILY TARGET ETF
T-REX 2X LONG COIN DAILY TARGET ETF	T-REX 2X INVERSE COIN DAILY TARGET ETF

Dear Mr. Be:

This letter provides the responses of ETF Opportunities Trust (the “Trust” or the “Registrant”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided to Practus, LLP on August 23, 2024. The comments related to Post-Effective Amendment (“PEA”) No. 142 to the registration statement of the Trust, which was filed on June 18, 2024, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”). The PEA was filed to register shares of forty-four new series of the Trust (as identified above) (each a “Fund”, and together the “Funds”). For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment. Capitalized terms not defined in this letter shall have the same meaning ascribed to such term in the PEA. It is intended that any revisions to the disclosures contained in the Funds’ prospectus and statement of additional information that are made in response to the comments contained herein will be reflected in another post-effective amendment filing to the Trust’s registration statement this filed pursuant to Rule 485(b) under the 1933 Act (the “485(b) filing”). This letter also responds to an additional comment received from the Staff on September 13, 2024, which is included as comment #26 below.

JOHN H. LIVELY ● MANAGING PARTNER

11300 Tomahawk Creek Pkwy ● Ste. 310 ● Leawood, KS 66211 ● p: 913.660.0778 ● c: 913.523.6112

Practus, LLP ● John.Lively@Practus.com ● Practus.com

Please be advised that each of the following Funds included in the PEA will not be included in the Trust’s subsequent 485(b) filing under the 1933 Act, and accordingly, these Funds will not become effective thereunder, and will not be offered or commence operations. Further, each such Fund’s series and class IDs on the EDGAR system will be removed.

-	T-REX 2X LONG AMC DAILY TARGET ETF
-	T-REX 2X INVERSE AMC DAILY TARGET ETF
-	T-REX 2X LONG TLRY DAILY TARGET ETF
-	T-REX 2X INVERSE TLRY DAILY TARGET ETF
-	T-REX 2X LONG VKTX DAILY TARGET ETF
-	T-REX 2X INVERSE VKTX DAILY TARGET ETF
-	T-REX 2X INVERSE AI DAILY TARGET ETF
-	T-REX 2X INVERSE RBLX DAILY TARGET ETF
-	T-REX 2X INVERSE DJT DAILY TARGET ETF
-	T-REX 2X INVERSE SMCI DAILY TARGET ETF
-	T-REX 2X INVERSE ARM DAILY TARGET ETF
-	T-REX 2X INVERSE GME DAILY TARGET ETF
-	T-REX 2X INVERSE HOOD DAILY TARGET ETF

Preliminary or General Comments

●	Please file this comment response letter as correspondence on EDGAR.
●	Please be prepared to file BXT delaying amendments to resolve any comments from the SEC staff, in particular regarding the VaR calculations.
●	Please also apply any new or revised disclosure in one section to similar disclosure in other sections throughout the registration statement for the Fund.

Response: As requested, the Trust will file this comment response letter on EDGAR as early as possible prior to the current effective date. The Registrant acknowledges the Staff’s comment and will endeavor to work with the Staff to resolve all comments before going effective on the Registration Statement. The Registrant will file 485BXT amendment(s) as may be necessary. The Trust intends that new or revised disclosure that is similar to disclosure in other sections will be applied consistently throughout the registration statement.

1.	Comment: We note the large number of Funds you are submitting in this filing. Supplementally advise us with the anticipated launch schedule for all of the series.

Response: The Registrant will undertake to advise the Staff of the launch date for each Fund. The investment adviser to the Funds has advised that in the near term, it is anticipated that 3-5 Funds will commence operations.

2.	Comment: Please advise and provide supplementally hypothetical VaR calculations demonstrating how the fund anticipates being able to achieve its objective while remaining in compliance with the VaR test under Rule 18f-4 (“Rule 18f-4”) under the Investment Company Act of 1940, as amended (“1940 Act”). In responding to this comment, please disclose: (i) the designated reference portfolio (DRP) that the Funds plan to use, and (ii) how the DRP meets the definition of a designated reference portfolio and is in accordance with the requirements under Rule 18f-4. The Staff also requests that the Funds’ effectiveness be delayed until the Staff has reviewed and resolved its review of the hypothetical VaR calculations.

Response:  The Registrant acknowledges the Staff’s comment and will endeavor to work with the Staff to resolve all comments to the VaR calculations before going effective on the Registration Statement.

Under separate cover, the Registrant is providing the Staff with hypothetical VaR calculations based on each Fund’s anticipated portfolio construction. Below are the Designated Reference Portfolios (DRP):

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1.	BITA Tactical Exposure US Blockchain Index: This index tracks companies involved in the development of blockchain technologies and related cryptocurrency activities, including trading, banking, and mining platforms.

Respective Funds:

o	T-REX 2X LONG GME DAILY TARGET ETF
o	T-REX 2X LONG COIN DAILY TARGET ETF
o	T-REX 2X INVERSE COIN DAILY TARGET ETF
o	T-REX 2X LONG MARA DAILY TARGET ETF
o	T-REX 2X INVERSE MARA DAILY TARGET ETF
o	T-REX 2X LONG SQ DAILY TARGET ETF
o	T-REX 2X INVERSE SQ DAILY TARGET ETF

o	T-REX 2X LONG HOOD DAILY TARGET ETF

2.	BITA Tactical Exposure US Semiconductors Index: This index tracks companies involved in the manufacturing of semiconductors, semiconductor equipment, and related products.

Respective Funds:

o	T-REX 2X LONG AMD DAILY TARGET ETF
o	T-REX 2X INVERSE AMD DAILY TARGET ETF
o	T-REX 2X LONG SMCI DAILY TARGET ETF
o	T-REX 2X LONG ARM DAILY TARGET ETF
o	T-REX 2X LONG TSM DAILY TARGET ETF
o	T-REX 2X INVERSE TSM DAILY TARGET ETF
o	T-REX 2X LONG AVGO DAILY TARGET ETF
o	T-REX 2X INVERSE AVGO DAILY TARGET ETF

3.	BITA Tactical Exposure US Social Media Index: This index tracks companies within the social media sector, which provide platforms and services for social networking, user-generated content, digital advertising, and user engagement.

Respective Funds:

o	T-REX 2X LONG NFLX DAILY TARGET ETF
o	T-REX 2X INVERSE NFLX DAILY TARGET ETF
o	T-REX 2X LONG RBLX DAILY TARGET ETF
o	T-REX 2X LONG DJT DAILY TARGET ETF

4.	BITA Tactical Exposure US Airlines and Aerospace Index: This index tracks companies engaged in the operation of airlines and the manufacturing, maintenance, and support of aerospace technology, including commercial and defense aircraft, spacecraft, and related systems and components.

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Respective Funds:

o	T-REX 2X LONG BA DAILY TARGET ETF
o	T-REX 2X INVERSE BA DAILY TARGET ETF

5.	BITA Tactical Exposure US Artificial Intelligence Index: Companies engaged in the development, application, and provision of artificial intelligence technologies, including machine learning, natural language processing, computer vision, robotics, and other AI-driven solutions that enable automation, data analysis, and intelligent decision-making across various industries.

Respective Funds:

o	T-REX 2X LONG PANW DAILY TARGET ETF
o	T-REX 2X INVERSE PANW DAILY TARGET ETF
o	T-REX 2X LONG AI DAILY TARGET ETF
o	T-REX 2X LONG PLTR DAILY TARGET ETF
o	T-REX 2X INVERSE PLTR DAILY TARGET ETF
o	T-REX 2X LONG SNOW DAILY TARGET ETF
o	T-REX 2X INVERSE SNOW DAILY TARGET ETF

6.	BITA Tactical Exposure US Software Technology and Services Index: Companies involved in the development and provision of software technology and services, including software development, IT consulting, cloud computing, and other technology-related services that support digital transformation and enterprise solutions.

Respective Funds:

o	T-REX 2X LONG SHOP DAILY TARGET ETF
o	T-REX 2X INVERSE SHOP DAILY TARGET ETF

The Funds will use the above indices (“the Indices”) as DRPs for relative VaR calculations. These Indices aim to capture the performance of publicly traded companies highly responsive to market movements within their respective sectors. They provide targeted exposure to innovative sectors and themes by tracking stocks expected to exhibit significant reactions to market changes. The selection and weighting of companies are based on the historical variance of their returns, ensuring the indices include stocks with the highest sensitivity to sector-specific market dynamics and allowing for tactical market trend capture.

Each Index consists of five components with market capitalizations greater than $50 million and a 3-month average daily trading volume (ADTV) exceeding $1 million. The Indices: 1) are not actively managed, 2) are not leveraged, and 3) were not specifically constructed for this test. They have historical market data available for more than three years and reflect the markets and asset classes in which the Funds invest. Additionally, each underlying reference asset is or has been a component in its respective Index (most cases).

Based on these factors, the Funds’ derivatives risk manager believes the Indices accurately reflect the markets and asset classes in which each Fund invests. Each Fund will adopt the Indices as its designated reference index prior to commencing operations.

3.	Comment: Please advise on the following:

(a)	Approximately how many counterparties does the fund expect to use and what percentage of the fund’s assets and investment exposure are expected to be related to each of these counterparties.

(b)	If exposure to a particular counterparty is deemed to be material, please identify the counterparty in the prospectus and file the agreement with the counterparty as an exhibit to the registration statement.

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(c)	If the notional exposure to a particular counterparty is likely to exceed 20% of the notional value of the Fund’s assets, please disclose:

(i)	that the counterparty is subject to the informational requirements of the Exchange Act of 1934 and in accordance with such requirements, files such reports and other information with the SEC;

(ii)	the name of any national securities exchange on which the counterparty’s securities are listed, stating that reports (and where counterparty is subject to Sections 14(a) and 14(c) of the Exchange Act (proxy information statements) and other information concerning counterparty can be inspected at such exchanges.

If the foregoing is not applicable, please advise how investors will be provided with similar information. For any counterparties that are subsidiaries of any publicly traded companies for which there is sufficient market interest and publicly available information, please disclose whether the debts of such counterparty will be recourse to the parent.

Response:  The Adviser intends to negotiate with at least six swap counterparties and initially expects to trade with at least three swap counterparties for each Fund, each subject to the terms and conditions of an ISDA Master Agreement published by the International Swaps and Derivatives Association and applicable Schedule and Credit Support Annex (“ISDA Agreement”). The Adviser will evaluate and monitor the creditworthiness of the Funds’ counterparties in accordance with its counterparty due diligence policies and procedures.

The Trust does not believe there will be a material concentration of investments (on a mark-to-market basis) in any specific swap counterparty. The Trust expects that some of its swap counterparties will not be securities related issuers subject to Rule 12d3-1 under the 1940 Act and therefore will not be subject to the 5% limit. However, each Fund intends to limit its mark-to-market exposure to any single swap counterparty to 25% or less on a given day. Additionally, each Fund’s exposure will be fully collateralized each day, to the extent provided for under its ISDA Agreements, to limit counterparty risk. For any swap counterparties that are deemed to be securities related issuers, each Fund will comply with section (b) of Rule 12d3-1 and its mark-to-mark exposure will not exceed 5% of its total assets in any such single securities related issuer. As such, the Trust does not believe any agreement with any such counterparty will rise to the level of materiality requiring it to be filed as an exhibit to the Registration Statement.

The Registrant believes that it is unlikely that notional exposure to a particular counterparty will exceed 20% of a Fund’s total assets. However, in the circumstance that notional exposure to a particular counterparty exceeds 20% of a Fund’s total assets, the Registrant believes that the appropriate way to measure counterparty exposure is by limiting the mark-to-market exposure to the counterparty. Registrant does not believe that disclosure of its counterparties’ registration status under the Securities Exchange Act of 1934, and the other information available on a national securities exchange on which a counterparties’ securities are listed, is material to a shareholder because shareholders will rely upon the Adviser’s due diligence process and monitoring of counterparties, and shareholders will have no way to evaluate the exposure to a given counterparty on a regular basis. Furthermore, the Staff has not identified any requirement to include such disclosures regarding counterparties. The obligations of counterparties will be without recourse to the parent company, whether the counterparty is a subsidiary of a public company or not.

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4.	Comment: Please advise whether you have had discussions with potential swap counterparties and what sort of margin requirements are being considered. Include an analysis of any impact margin requirements are expected to have on the ability of each Fund to implement its strategies.

Response: As noted in the response to the previous comment, the Adviser has been negotiating with potential swap counterparties and has discussed, among other things, the margin requirements that will be required. As is standard under the Credit Support Annex of ISDA Agreements, margin will be posted on a daily basis by the out of the money party, subject to certain rounding and threshold amounts. The Adviser expects that each Fund could be required to post approximately 45% of its total assets as margin, but that amount could go higher depending on market conditions. In any event, the Adviser does not expect margin requirements to have a material effect on each Fund’s ability to implement its strategy because a very high percentage of the Funds’ assets will be in highly liquid investments.

5.	Comment: Please disclose how the swap counterparties are likely to hedge their exposure and what will occur if a counterparty terminates the relationship and there are only a few counterparties. Please ensure that all material features of the contemplated swap agreements have been disclosed.

Response: The Adviser expects the swap counterparties, which are major global financial institutions, to hedge their exposure after entering into swap agreements with the Fund as they deem appropriate. While the methods and means by which any hedging activity is conducted falls within the purview and discretion of the counterparty, generally the Adviser suspects that a swap counterparty would simultaneously hedge its exposure to the contracts with a Fund by entering into positions that provide offsetting economic exposure to the underlying issuer in the swap, with a profit for the respective counterparty equal to the difference between the margin payment received by the Fund and the cost of this hedge.

If a counterparty terminates its relationship with a Fund, the Adviser expects to be able to turn to other counterparties to sufficiently absorb the requisite exposure required by the Fund to achieve its investment objective. In the event a Fund is unable to obtain investment exposure pursuant to its stated investment objective due to an insufficient number of counterparties, the Adviser will make a recommendation to the Trust’s Board of Trustees, and the Board of Trustees will determine the appropriate course of action for the Fund that is in the best interest of shareholders, which may include, but is not limited to, a recommendation to change the investment objective of the Fund or the liquidation of the Fund. The Registrant believes that all material features of the contemplated swap agreements have been adequately disclosed.

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6.	Comment: Please revise your Item 9 disclosure in the prospectus to more fully explain how the adviser determines the swaps’ notional exposure for a particular day, the impact that notional exposure would have on fund returns, and the potential costs associated with rolling.

Response: The disclosure has been revised in the prospectus consistent with the Staff’s comment.

7.	Comment: If a Fund gets sufficiently large, please advise whether and how its size could impact trading in the underlying single stock and the resulting impacts on the Fund.

Response: The Adviser has advised that it does not currently expect that the Funds will have a material impact on the trading of the underlying issuers based on the anticipated size of the Funds. The Adviser believes that each underlying issuer has significant market cap and trading volume such that the trading resulting from the Funds’ counterparties hedging their positions is not expected to reach a level that impacts the underlying.

8.	Comment: In the prospectus under the section entitled “Derivatives Risk - Swap Agreements,” the disclosure states that: The Fund will be subject to regulatory constraints relating to the level of value at risk that the Fund may incur through its derivatives portfolio. To the extent the Fund exceeds these regulatory thresholds over an extended period, the Fund may determine that it is necessary to make adjustments to the Fund’s investment strategy and the Fund may not achieve its investment objective. What notice will be given under such circumstances? To the extent a Fund changes its strategy to something other than “2X”, please advise how such activity would not make a Fund’s name materially misleading.

Response: To the extent that a Fund exceeds the level of value at risk for an extended period, the Fund may amend and/or supplement its prospectus as promptly as feasible under the particular circumstances to include appropriate adjustments to its investment strategy and if necessary, the Fund’s name.

9.	Comment: In the section of the prospectus entitled, “Principal Risks – Effects of Compounding and Market Volatility Risk,” briefly discuss how the underlying issuers have traded historically and its context within the market. For example, has the security been volatile relative to the market as a whole, either in the long or short term, or in response to particular events? If particular events, what sort of events have contributed to daily volatility rates.

Response: The Registrant has included the disclosures in the prospectus that are intended to be responsive to the Staff’s comment.

10.	Comment: The Staff notes that the registration statement has disclosures missing (e.g., blanks in historical daily volatility rate). To the extent that the Registrant provides these disclosures in a Rule 485(b) filing, please provide your analysis for why Rule 485(b) allows for such disclosures to be added via that mechanism.

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Response: The Registrant acknowledges the Staff’s comment and will endeavor to include all material information in future Rule 485(a) filings.

11.	Comment: In the prospectus, under the section entitled, “Principal Risks – Leverage Risk,” the disclosure states: To the extent that the instruments utilized by the Fund are thinly traded or have a limited market, the Fund may be unable to meet its investment objective due to a lack of available investments or counterparties. During such periods, the Fund’s ability to issue additional Creation Units may be adversely affected. As a result, the Fund’s shares could trade at a premium or discount to their net asset value and/or the bid-ask spread of the Fund’s shares could widen. Under such circumstances, the Fund may increase its transaction fee, change its investment objective by, for example, seeking to track an alternative security, reduce its leverage or close. Discuss briefly what notices or other actions will be taken in such circumstances.

Response: In the circumstances referenced in the Staff's comment, the Fund’s investment adviser will consult with counsel to the Registrant and its Board of Trustees, and if determined to be necessary, the Fund will amend and/or supplement the prospectus as promptly as feasible under the circumstances to include appropriate disclosures.

12.	Comment: In the prospectus under the section entitled “Early Close/Trading Halt Risk,” the Staff believes that disclosure should be added to the effect that if there is a significant intra-day market event and/or [an underlying security] experiences a significant price increase or decrease, the Fund may not meet its investment objective or rebalance its portfolio appropriately. Additionally, the Staff believes that in the event of the foregoing circumstances, disclosure should be added to the effect that the Fund may close to purchases and sales of Shares prior to the close of regular trading and therefore incur significant losses. The Staff also notes certain blanks in the disclosure.

Response: The disclosure has been revised to address the Staff’s comments. Additionally, the Registrant notes that missing disclosure is the name of a Fund’s principal U.S. listing exchange, which will be included in the prospectus as part of the Registrant’s Rule 485(b) filing – any other missing disclosure will be added in the 485(b) filing as well.

13.	Comment: With respect to the tax risks disclosure the Staff notes that that the federal tax treatment of certain aspects of the proposed operations of the Fund are not entirely clear and given the resulting implications of the Fund’s ability to qualify and maintain regulated investment company (RIC) status under Subchapter M of the Internal Revenue Code of 1986 [sic], as amended, the ultimate tax treatment of the Fund appears to be material to an informed investor of the Fund.

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Therefore, please explain the technical merits of the Fund’s tax position regarding its RIC status, any known views of the taxing authorities with respect to the position, a history of the taxing authority with respect to the position, a history of the taxing authority with respect to resolving fund tax issues with similar levels of technical support, and any other relevant information.

As discussed in ASC-740, there is a presumption in performing such analysis that tax positions will be examined by taxing authorities that have knowledge of all relevant information.

Response: Each Fund intends to qualify as a RIC under the Internal Revenue Code of 1986, as amended (the “Code”) and will comply with the relevant tests.1

At the close of each quarter of a RIC’s taxable year, (1) at least 50% of the value of the RIC’s total assets must be represented by cash, cash items (including receivables), U.S. government securities, securities of other RICs, and other securities, with such other securities limited, in respect of any one issuer, to an amount not greater than 5% of the value of the RIC’s total assets and not greater than 10% of the outstanding voting securities of such issuer and (2) not more than 25% of the value of the RIC’s total assets may be invested in securities of (x) any one issuer (other than U.S. government securities or securities of other RICs, (y) two or more issuers (other than securities of other RICs) which the RIC controls and which are engaged in the same, similar or related trades or businesses or (z) one or more “qualified publicly traded partnerships.”

Each Fund, as of the close of each quarter of the Fund’s taxable year, will invest at least 75% of its total assets in cash, cash items, money market funds or U.S. treasury securities, with the remaining balance of each Fund’s assets invested in swaps that reference an underlying security. The initial fair value of each swap is anticipated to be $0.

Each Fund, as of the close of each quarter of the Fund’s taxable year, will meet the RIC diversification tests. Each Fund, as of the close of each quarter of the Fund’s taxable year, will have at least 75% of the value of its total assets invested in cash, cash items, money market funds or U.S. treasury securities, which will satisfy the 50% requirement detailed in Code Section 851(b)(3), and no position of a single issuer will exceed 25%. Although the IRS has ruled in respect of a variety of financial products that a RIC must look through the financial instrument to the issuer of the underlying referenced asset, the IRS has not taken a clear position as to who should be treated as the issuer in regard to swaps. For this reason, each Fund intends to test and meet its diversification requirement by treating the “issuer” as both the counterparty of each swap and the company issuing the underlying security of each swap. The swaps are intended to be on-market swaps and are expected to have a zero value on acquisition. Over time the value of the swaps in the aggregate will either become positive or negative, but it is expected that the swaps will have a positive value of no more than 25% of the total value of the portfolio at the end of any calendar quarter.

1.	Generally speaking, to qualify as a RIC a fund must be a domestic corporation that elects to be treated as a RIC and meets additional requirements. These requirements include an income test (whereby a fund must derive at least 90% of its gross income from dividends, interest, payments with respect to securities loans (as defined in Code Section 512(a)(5)), and gains from the sale or other disposition of stock or securities (as defined in section 2(a)(36) of the 1940 Act), or foreign currencies, or other income derived with respect to its business of investing in such stock, securities or currencies) and a diversification test (whereby at the end of each quarter of the table year, a fund must hold at least 50% of the value of its total assets in cash, U.S. government securities, securities of other RICs or other securities of issuers subject to 5% and 10% restrictions discussed below). See Code Section 851(b). Additionally, a fund may not invest more than 25% of the value of its total assets in the securities of (x) any one issuer (other than U.S. government securities or securities of other RICs), (y) two or more issuers (other than securities of other RICs) which the RIC controls and which are engaged in the same, similar or related trades or businesses or (z) one or more “qualified publicly traded partnerships.”

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Code Section 851(c)(4) provides that “value” in the case of securities for which market quotations are readily available is the market value of such securities. With respect to other securities and assets, under Code Section 851(c)(4), “value” is the fair value as determined in good faith by the board of directors of the RIC.

Each Fund will cause its portfolio to meet the required percentage holdings and diversification limitations at the end of each quarter.

Each Fund intends to meet the income test under the Code, as it is anticipated that all of the income from their investments will count towards the 90% requirement under Code Section 851(b)(2). Under Code Section 851(b)(2)(A), qualifying income generally includes (1) dividends, interest, payments with respect to securities loans, gains from the sale of stock or securities, or foreign currencies, or other income (including but not limited to gains from options, futures, or forward contracts) derived with respect to its business of investing in such stock, securities, or currencies, and (2) net income derived from an interest in a qualified publicly traded partnership. Income derived from any interest in the underlying stock, money market funds and/or disposition of such securities will qualify towards the 90% test. Additionally, if the swaps are treated as securities for purposes of the 1940 Act, any income from the swaps and any income from the disposition of the swaps that reference an underlying security will be income from the disposition of a security under the 1940 Act, which is specifically included as qualifying income.2

If the swaps are not securities for the purposes of the 1940 Act, the income from the swaps should still be qualifying income under Code Section 851(b)(2)(A) because the referenced asset will be a security under the 1940 Act. The reference to “other income” as qualifying income was added by section 653(b) of the Tax Reform Act of 1986 (P.L. 99-514). Although the House, Senate and Conference committee reports do not provide a substantive discussion of the provision, there is evidence of Congressional intent provided in certain floor statements made and included as part of the Congressional Record and in the General Explanation of Tax Reform Act of 1986, prepared by the Staff of the Joint Committee on Taxation.

2.	Pursuant to Code Section 851(c)(6), “security” for the purposes of Code Section 851 has the same meaning as used in the 1940 Act.

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In September 1985, H.R. 3397 was introduced in the House of Representatives by Representatives Flippo, Kennelly and McGrath, and in introducing the bill, Mr. Flippo made several remarks. He noted that the legislation was introduced to “enable the industry to fully respond to the changing financial marketplace, to continue to act in the best interest of the mutual fund shareholder, and to provide the mutual fund shareholder, typically a middle-income American, the same opportunities available to the direct investor, who is generally wealthier than the average American.”3 He went on to note that “[m]utual funds, which are regulated by the Securities and Exchange Commission, should not be unduly restricted by outmoded provisions of the Internal Revenue Code.”4 In other words, Mr. Flippo viewed the provision as introducing a flexibility into the qualifying income definition that could adapt to new financial products.

In analyzing whether a financial instrument generates qualifying income under the “other income” clause of Code section 851(b)(2), the IRS examines the relationship between the item of income and the RIC's business of investing in stock, securities, or currencies.5 In the present situation, the referenced asset of each swap will be a security under the 1940 Act, so there is a strong relationship between the income from the swaps and the business of the RIC of investing in securities.

In addition to the basic requirements enumerated above, each Fund affirms it will seek to comply with all other RIC requirements and that information regarding the Fund’s tax status and any risks related thereto will be adequately disclosed in the Prospectus.

14.	Comment: GameStop – Principal Risks. “Consumer Discretionary Sector Risk” (GameStop). Risk of investments in the Consumer Discretionary Sector seems to be at a high level for the company (Game Stop). Consider discussing risks related to the specialty retail industry.

Response:  The Registrant has included the disclosures requested by the Staff’s comment in the prospectus.

15.	Comment: Robinhood Markets - Principal Investment Strategies. This description of the issuer’s business is particularly vague. Explain in more detail what the underlying issuer does.

Response:  The Registrant has included the disclosures requested by the Staff’s comment in the prospectus.

16.	Comment: Robinhood Markets - Principal Risks. “Industry Concentration Risk”. HOOD is in the capital markets industry, consider adding a capital markets industry risk.

Response:  The Registrant has included the disclosures requested by the Staff’s comment in the prospectus.

3.	131 Cong. Rec. H7699 (Sept. 20, 1985) (statement of Rep. Flippo).
4.	Id.
5.	See PLR 201524020 (June 12, 2015).

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17.	Comment: Trump Media & Technology Group Corp - Principal Investment Strategies. This description of the issuer’s business is particularly vague. Explain in more detail what the underlying issuer does.

Response:  The Registrant has included the disclosures requested by the Staff’s comment in the prospectus.

18.	Comment: Trump Media & Technology Group Corp - Principal Risks. “Industry Concentration Risk”. Trump Media & Technology Group Corp is in the interactive and media services industry, consider adding an interactive and media services industry risk.

Response:  The Registrant has included the disclosures requested by the Staff’s comment in the prospectus.

19.	Comment: Netflix - Principal Investment Strategies. This description of the issuer’s business is particularly vague. Explain in more detail what the underlying issuer does.

Response:  The Registrant has included the disclosures requested by the Staff’s comment in the prospectus.

20.	Comment: In the section of the prospectus entitled “Principal Risks – Effects of Compounding and Market Volatility Risk,” the Staff notes that many of the Fund’s disclosures reflect an annualized historical daily volatility rate for the five-year period of 32.23%. Confirm that this is accurate for every Fund disclosing such numbers. To the extent this is not accurate information and merely a placeholder, please do not file registration statements with incorrect information.

Response: The Registrant has confirmed the correct daily volatility rate for each Fund, for the five-year period ended December 31, 2023, and revised the disclosure accordingly.

21.	Comment: To the extent a Fund will be concentrating in a particular industry please address the risks associated with a Fund investing in that industry.

Response:  The Registrant has included the disclosures requested by the Staff’s comment in the prospectus.

22.	Comment: Block Inc. - Principal Risks. Block, Inc. is in the financial services industry, consider adding a financial services industry risk.

Response: The Registrant has included the disclosures requested by the Staff’s comment in the prospectus.

23.	Comment: Coinbase Global Inc. - Principal Risks. Coinbase Global Inc. is in the capital markets, consider adding a capital markets risk.

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Response: The Registrant has included the disclosures requested by the Staff’s comment in the prospectus.

24.	Comment: In the section of the prospectus entitled, “Additional Information about the Funds’ Investments – Swap Agreements,” the disclosure states: “With respect to the use of swap agreements, if the underlying security has a dramatic move in price that causes a material decline in the Fund’s NAV over certain stated periods agreed to by the Fund and the counterparty, the terms of a swap agreement between a Fund and its counterparty may permit the counterparty to immediately close out all swap transactions with the Fund.” Explain supplementally what these terms would be and under what circumstances including what constitutes “dramatic.” Explain how this would affect the Fund’s ability to achieve “2X” exposure. Disclose prominently in the Fund’s prospectus such limitation in the swap agreement and the Fund’s ability to meet its 2X objective in such circumstance.

Given such a limitation, please explain why a Fund’s name is not materially misleading when it appears that the Funds will not meet its 2X objective in circumstances when investors might expect the most gains or losses.

Response:   A dramatic movement in the price of an underlying security is considered to be 30% to 40% of its value in a day. The following disclosure has been included in the summary section of the prospectus in boldface type:

The Funds may enter into swap agreements with a limited number of counterparties. If the underlying security has a dramatic move in price that causes a material decline in the Fund’s NAV over certain stated periods agreed to by the Fund and the counterparty, the terms of a swap agreement between a Fund and its counterparty may permit the counterparty to immediately close out all swap transactions with the Fund. There is a risk that no suitable counterparties will be willing to enter into, or continue to enter into, transactions with the Fund and, as a result, the Fund may not be able to achieve its leveraged investment objective or may decide to change its leveraged investment objective.

The Registrant and the Adviser believe it is important to note that the provision referenced in this disclosure provides the counterparty with the right to terminate the entire ISDA Agreement (and to close out all transactions). It is not certain whether a counterparty would exercise its rights to do so because it essentially results in a termination of the entire relationship with the Funds. The counterparty will be fully collateralized for any mark-to-market losses of the Funds, which mitigates the counterparty risk exposure that counterparty has to the Funds. In addition, there may be less draconian actions that the counterparty could take, such as seeking the early settlement of one or more swap transactions to reduce its exposure to the counterparty. The Registrant believes that it is unlikely that this provision will result in the termination of the ISDA Agreement with any counterparty, but a risk disclosure is included because this risk exists.

The Adviser has informed the Registrant that to maintain each Fund’s 2X exposure in circumstances when one or more counterparties has closed to swap transactions, it will seek to engage additional swap counterparties as necessary to maintain its 2X exposure in accordance with the Fund’s name. If the Fund is unable to maintain a Fund’s 2X exposure through engaging additional swap counterparties, the Adviser will consult with the Registrant’s Board of Trustees and counsel and may revise the Fund’s name, its investment objective and/or principal investment strategy accordingly.

The Registrant does not believe that the Funds’ names are materially misleading. As noted above, the Registrant does not believe that the provisions of the ISDA Agreement discussed above will materially impact the ability to enter into swaps transactions necessary to achieve the investment objective. Also, as noted in the Prospectus, there is no guarantee that the Funds will achieve their respective investment objectives. Moreover, the investment objective of any fund is an aspiration, not a guarantee. Failing to achieve its investment objective does not necessarily imply that a fund’s name is misleading. For example, a fund with the word “growth” in its name that has an investment objective of seeking long-term growth of capital, capital appreciation or something similar does not have a misleading name simply because for some discreet period of time it does not achieve its investment objective (e.g., there is a period of time where growth may be out of favor and the fund has negative performance which impacts capital).

25.	Comment: Statement of Additional Information – Codes of Ethics. Please explain supplementally if the Registrant’s and the Adviser’s respective code of ethics addresses investments in ETFs that provide exposure to the underlying securities in which the Funds invest (i.e., single named ETFs). If these investments are excluded from either of these codes, please advise if the codes will be amended to account for these single named ETFs, including single named ETFs that are not advised by the Adviser or sub-adviser, if any.

If not, please advise how excluding these single named ETFs from reporting requirements is consistent with the registrant’s obligations to implement procedures reasonably designed to prevent violations of the federal securities laws.

Response: Neither the Registrant’s nor the Adviser’s code of ethics specifically excludes single named ETFs. The Adviser’s code of ethics requires pre-clearance of any transaction in an ETF for which the Adviser acts as investment adviser or sub-adviser, and reporting with respect to all other ETFs (including single named ETFs). The Trust’s code of ethics does not specifically address ETFs, but requires reporting of “Covered Securities.” The Trust intends to amend its code of ethics to clarify that single named ETFs are “Covered Securities.”

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26.	Comment: The Staff notes that it appears that ARM, SHOP and TSM are ineligible to use Form S-3 because they are not organized under the laws of any jurisdiction within the United States. The Staff has concerns that there is not sufficient publicly available information about these underlying issuers to enable US investors to make an informed investment decision. The Staff is of the view that differences exist between domestic and foreign issuers as concerns reports filed and the timing of such filings. These differences may be relevant for overall product design and availability of information about issuer’s ongoing operations. The Staff requests that the Registrant withdraw the registration with respect to the Funds based on these issuers or that it delay the effectiveness of the registration statement pending further discussions with the Staff. Alternatively, please provide an explanation as to why sufficient public information about these issuers exists such that US investors would be able to make an informed investment decision.

Response: The Registrant does not have the same view as the Staff’s view that there may not be sufficient publicly available information about ARM, SHOP and TSM upon which investors may make an informed investment decision. The Registrant notes that each of these issuers has publicly available information on its website, including without limitation, financial results and/or reporting for investors. The Registrant also notes that the SEC’s EDGAR website has regulatory filing information for each of ARM, SHOP and TSM, such as reports of foreign issuers on Form 6-K.

Further, the Registrant notes that each of ARM, SHOP and TSM has publicly available information on financial websites (such as Yahoo Finance) providing current trading volume, including average daily trading volume, and other information such as its daily opening, bid and asking prices on the exchange on which it is traded and its daily and 52-week price range and market capitalization. The Registrant notes that ARM’s market capitalization, as of the date of this response letter, is approximately $154.49 billion and its average daily trading volume is currently 9,935,251 shares. As of the date of this response letter, SHOPs market capitalization is approximately $93.35 billion and its average daily trading volume is currently 8,900,485 shares. As of the date of this response letter, TSM’s market capitalization is approximately $894.96 billion and its current average daily trading volume is 17,287,351 shares. Further, the Registrant notes that each issuer trades on US exchanges/markets: ARM on NASDAQ and SHOP and TSM on the NYSE.

The Registrant believes that these facts establish that there is sufficient publicly available information about each of ARM, SHOP and TSM for investors to make an informed investment decision.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively
John H. Lively

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